UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Federal Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

PUBLICLY-HELD COMPANY

EXCERPT OF ITEM (15) OF THE MINUTES OF THE 250th MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 25, 2020.

As Secretary of the Meeting of the Board of Directors, I hereby CERTIFY that item (15) “Composition of the Board of Statutory Executive Officers” of the Minutes of the 250th Meeting of the Board of Directors of Oi SA – In Judicial Reorganization held on March 25, 2020, at 9:30 am, by video conference, reads as follows:

“With respect to item (15) of the Agenda, the Board of Directors unanimously approved the proposal for the renewal of the appointments of Mr. BERNARDO KOS WINIK, Brazilian, divorced, bearer of the identity card (RG) No. 15.931.845-2, issued by the São Paulo State Public Security Office (SSP/SP) and enrolled with the Individual Taxpayers’ Registry (CPF) under No. 105.112.858-76, to the position of Officer without specific designation, and Mr. JOSÉ CLÁUDIO MOREIRA GONÇALVES, Brazilian, single, bearer of identity card (RF) No. 068859297, issued by the Felix Pacheco Institute -Rio de Janeiro (IFP/RJ) and enrolled with the Individual Taxpayers’ Registry (CPF) under No. 009.469.547-47, to the position of Officer without specific designation, both with business address at Rua Humberto de Campos, No. 425, 8th floor, Leblon, Rio de Janeiro - RJ, for a two-year term, effective March 21, 2020, pursuant to Article 34, paragraph 2 of the Company’s Bylaws. With respect to compensation, the respective Service Agreements shall be amended to include the new term of office and adjust the termination clause, as recommended by the People, Nomination and Corporate Governance Committee in a meeting held on March 20, 2020. The Officers declared that they were not involved in any crimes provided in law that would prevent them from holding the positions for which they were appointed, made the declaration referred to in paragraph 4 of Article 147 of Law No. 6,404/76, and agreed to sign the respective Instrument of Investiture.

All members of the Board of Directors were present and affixed their signatures: Mr. Eleazar de Carvalho Filho (Chairman), Mr. Marcos Grodetzky (Vice-President), Mr. José Mauro M. Carneiro da Cunha, Mr. Marcos Bastos Rocha, Mrs. Maria Helena dos Santos F. Santana, Mr. Roger Solé Rafols, Mr. Henrique José Fernandes Luz, Mr. Paulino do Rego Barros Jr, Mr. Wallim C. de Vasconcellos Junior and Mrs. Claudia Quintella Woods.

Rio de Janeiro, March 25, 2020.

Luciene Sherique Antaki

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2020

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer